SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

LIME ENERGY CO.

(Name of Issuer)

Common Stock, $0.0001 par  value

(Title of Class of Securities)

5326U106

(CUSIP Number)

Joel Weinstein

Rutter Hobbs & Davidoff Incorporated

1901 Avenue of the Stars, Suite 1700

Los Angeles, California 90067

(310) 286-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5326U106

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard P. Kiphart

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) NOT APPLICABLE

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 9,780,228

	(8)	Shared Voting Power None

	(9)	Sole Dispositive Power 9,780,228

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,780,228

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 54.9%

(14)	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
This statement relates to common stock of Lime Energy Co. (the “Company”). The principal executive offices of the Company are located at 1280 Landmeier Road, Elk Grove Village, IL 60007.

Item 2.	Identity and Background

(a)  This Schedule 13D is filed on behalf of Richard P. Kiphart.

(b)  The business address of Mr. Kiphart is as follows:

Richard P. Kiphart

c/o William Blair & Company, L.L.C.

222 West Adams Street

Chicago, Illinois 60606

(c)  Mr. Kiphart is a principal of William Blair & Company, L.L.C., a broker dealer and investment advisor.

(d)  Mr. Kiphart has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Mr. Kiphart has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f)  U.S.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Kiphart converted 374,363 shares of Company Series A-1 Preferred Stock (“Preferred Stock”), plus accrued dividends through the date of conversion into 3,777,705 shares of the common stock of the Company on August 10, 2009.

Mr. Kiphart converted a $3.1 million convertible term note (“Term Note”) into 487,054 shares of the common stock of the Company on August 10, 2009, at a conversion price of $6.40 per share, the last reported sale price of Company’s common stock on that date.

On August 10, 2009, Mr. Kiphart entered into a $2 million secured revolving line of credit note with the Company.  In connection with the revolving line, the Company issued to Mr. Kiphart two warrants to purchase shares of Company common stock as follows:  (i) a warrant to purchase 62,500 shares of common stock at an exercise price of $6.40, which becomes exercisable for a period of four years commencing on February 20, 2010, if the revolving line has not been repaid in full by February 20, 2010, and (ii) a four-year warrant to purchase 75,000 shares of common stock, at an exercise price of $6.40 per share, which is exercisable at any time commencing August 10, 2009.

Item 4.	Purpose of Transaction

Mr. Kiphart’s conversion of Preferred Stock and the Term Note was made to facilitate the Company’s proposed public offering of common stock.

As a consequence of the transactions described above, Mr. Kiphart controls approximately 54.9% of the voting shares of the Company.

Mr. Kiphart has no plans or proposals for any of the items enumerated in (a) – (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)  As of August 10, 2009, Mr. Kiphart beneficially owned 9,780,228 shares of the common stock of the Company, which represents approximately 54.9% of the outstanding shares of the common stock of the Company including warrants to purchase 416,422 shares and options to purchase 33,051 shares, which warrants and options are exercisable within 60 days of August 10, 2009.

(b)  Mr. Kiphart has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 9,780,228 shares of the common stock of the Company, including warrants and options which are exercisable within 60 days of August 10, 2009.

(c)  Mr. Kiphart converted 374,363 shares of Series A-1 preferred stock, plus accrued dividends through the date of conversion into 3,777,705 shares of the common stock of the Company on August 10, 2009.

Mr. Kiphart converted a $3.1 million Term Note into 487,054 shares of the common stock of the Company on August 10, 2009, at a conversion price of $6.40 per share, the last reported sale price of Company’s common stock on that date.

On August 10, 2009, Mr. Kiphart entered into a $2 million secured revolving line of credit note with the Company.  In connection with the revolving line, the Company issued to Mr. Kiphart two warrants to purchase shares of Company common stock as follows:  (i) a warrant to purchase 62,500 shares of common stock at an exercise price of $6.40, which becomes exercisable for a period of four years commencing on February 20, 2010, if the revolving line has not been repaid in full by February 20, 2010, and (ii) a four-year warrant to purchase 75,000 shares of common stock, at an exercise price of $6.40 per share, which is exercisable at any time commencing August 10, 2009.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Company’s public offering, Mr. Kiphart entered into a lock-up agreement that restricts the sale of shares of the Company’s common stock for up to 180 days after the effective date of the Company’s registration statement on Form S-1, without the prior written consent of Wedbush Morgan Securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Lock-Up Agreement dated August 10, 2009 to Wedbush Morgan Securities As Representative of the Several Underwriters executed by Richard P. Kiphart.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2009
Date
/s/ Richard P. Kiphart
Signature
Richard P. Kiphart
Name/Title: